Teva's Branded Business – An Overlooked Gem – The Case for Teva III

This is Part 3 of a multi-part series discussing the rationale for our investment in Teva. Check out Part 1 here and Part 2 here.

As most of Wall Street concentrates on Teva's two patent cliff issues (the patent cliff that the generic business will fall off, which we discussed in Part 2, and the patent cliff that Copaxone will run into next year), they ignore Teva's non-copaxone branded drugs business. This is curious seeing as how the business generated $1.7 Billion in operating earnings in 2012, not much less than the generic business. More importantly, its prospects for growth are *much better* than the generic business.

Teva's branded drug business focuses on 4 areas:

- Central Nervous System (CNS) – this is where Copaxone belongs, given its Multiple Sclerosis indication. Besides Copaxone, this is the division that sells Azilect for the treatment of Parkinson's, and Nuvigil for the treatment of narcolepsy/drowsiness.
- Respiratory – The two big drugs that Teva sells here are ProAir for the treatment of asthma/bronchitis, and QVAR, also for the treatment of asthma.
- Women's health – Teva has a big business in birth control and menopause-related drugs.
- Oncology – the big drug that Teva sells in Oncology is Treanda for the treatment of chronic lymphocytic leukemia (CLL) and non-Hodgkin's lymphoma.

All together, Teva's ex-Copaxone branded business generated about $4 Billion in 2012 revenue, and is expected to generate about the same in 2013. 2012 operating income, meanwhile, was $1.7 Billion, but will come down to about $1.4 Billion this year as marketing expenses will increase (new drugs are replacing ones whose patent expired, and newer drugs tend to have a higher level of sales & marketing as a proportion of sales).

The Pipeline

Note: For the remainder of this discussion, I'd like it to be clear that I'm talking about Teva's branded business ***excluding Copaxone****. I just don't want to use the term "ex-Copaxone" 30 times below. Moving on…*

The pipeline of a pharmaceutical company is its future. Every drug a typical pharmaceutical currently sells will eventually go off-patent or face competition. Teva's *current* drugs still have a way to go before the face patent expiration (except Azilect, which will probably start facing competition in 2015), but it's still critical to evaluate its pipeline as we think about the medium term earnings power of the segment. When we look at the drugs in Teva's pipeline, we ask two questions:

1. How likely is the drug to be approved?
2. What's the potential market size and competitive dynamics for the drug's market?

Here's a list of the drugs in the pipeline that we consider important for Teva:

- In Oncology, Teva will be ramping up its business in biosimilar Neupogen/Neulasta (biosimilars are the generic drugs of the biologic arena, but with much steeper requirements for approval). The two drugs

are currently sold in branded form by Amgen to cancer patients with the goal of reducing their chemotherapy-induced susceptibility to infection. Teva's biosimilars are already approved in both Europe and the US and will be the only biosimilar in the US market for both drugs when Teva starts to market the products next month (pursuant to a patent settlement with Amgen). The current market for the drugs is **greater than $4 Billion**. While Teva is sure to start off slow, and will almost certainly not capture the entire market, the market opportunity here is roughly the size of the entire branded business' current revenue base.

- Also in Oncology, Custirsen is a drug Teva is developing with Oncogenix that utilizes a novel approach in cancer treatment, addressing tumors' ability to grow resistant to chemotherapy over time, which renders treatment progressively less effective. The potential market here is over $1 Billion.
- In the Respiratory business, Teva is planning on launching generic Advair and generic Symbicort through its own proprietray inhaler, Spiromax. The worldwide market size for the two drugs is currently about **$14 Billion**. There are many players that will be vying for a piece of this market, but Teva's respiratory expertise and its proprietary Spiromax inhaler should allow it to capture a substantial chunk of the market share.
- Besides the Advair/Symbicort opportunity, Teva has 10 clinical stage programs in the Respiratory arena, and 13 potential submissions to the FDA in the next five years, with aggregate potential markets of **$20 Billion**. On a recent conference call that Teva held specifically to discuss the future of its respiratory franchise, Teva management said they expected to double their respiratory business in the next 4 years, and quadruple it over the next decade.
- Moving on to CNS, Adasuve is an inhaler-based drug owned by Alexza Pharmaceuticals that was recently approved for the treatment of agitation in bipolar and schizophrenic patients. Teva has partnered with Alexza on the product and is now fully marketing the drug with royalties paid to Alexza on the product that is sold. The potential market here is about $**500 Million**.
- Also in CNS, Teva has a homegrown drug that was recently approved in Europe and is currently being tested for a variety of indications in the US: Laquinimod. This drug was originally supposed to be Teva's successor to Copaxone in the treatment of MS, but weak Phase 3 results probably obviate that possibility. Still, in clinical trials Laquinomod has shown anti-immune characteristics as well as the ability to regrow lost brain matter. As a result, Teva is now in the process of evaluating Laquinimod's potential in Lupus and Crohn's in its anti-immune capacity, and Huntington's and Parkinson's in its capacity to regrow brain matter. These are all a few years off, but all are **billion-dollar markets**.
- DiaPep-277 is a non-core drug for Teva as it doesn't fit any of its proclaimed areas of expertise, but it's a novel treatment for Type 1 diabetes with a market size in the billions of dollars and one successful phase 3 trial under its belt.
- Revascor is a stem=cell thereapy indicated for heart failure (i.e., Teva considers it "non-core"). The drug is currently in Phase 3 after excellent results in Phase 2. Given the extremely novel mechanism, it's difficult to see this being approved very easily, but the market size could be larger than any of the aforementioned drugs (heart failure is a huge business) and so Teva has confirmed its backing of the Phase 3 trials.
- Finally, NTEs – or New Therapeutic Entities – are a new focus for Teva under its new management team. I'll get to this in a separate post in which I'll discuss Teva's new management team and their strategic priorities and plans.

Looking at our two evaluation criteria – probability of approval and potential market size – you can see why we really like Teva's pipeline: Much of its pipeline is actually already approved, or high probability approval (like generic Advair/Symbicort) and the potential market sizes are fairly large, especially in the context of Teva's current branded business.

In our view, then, Teva's current $1.5 Billion in operating earnings in its non-Copaxone branded business is a *floor* on future earnings, with the ceiling very likely much higher. We don't know exactly how high, but it's important at this stage to simply mark the downside estimate, and simply acknowledge that the growth rate in this segment's earnings will probably be in the double digits for the foreseeable future.

Summing the Parts (So Far)

So Teva has a slow-to-no-growth generic business with normalized earnings power of about $2.75 Billion, and a branded business with *current* earnings power of about $1.5 Billion, but able to grow quickly. In the next few posts, we'll take a look at what Copaxone is worth to Teva today, how the new management team's strategy figures into our calculations, and then we'll do a final post wrapping it all up.